Exhibit 99.2

Q1 - 2023 Results May 5, 2023

Louis Tonelli Vice President, Investor Relations Q1 - 2023 RESULTS 2

Forward Looking Statements Q1 - 2023 RESULTS 3 Certain statements in this presentation and accompanying document constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this website, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers and listeners should also consider all of the risk factors which follow below the table : Material Potential Risks Related to Applicable Forward - Looking Statement Material Forward - Looking Statement  Light vehicle sales levels  Supply disruptions  Production allocation decisions by OEMs Light Vehicle Production  The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and product ion  Potential supply disruptions  The impact of the Russian invasion of Ukraine on global economic growth and industry production volumes  The impact of rising interest rates and availability of credit on consumer confidence and, in turn, vehicle sales and product ion  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production  Concentration of sales with six customers  Shifts in market shares among vehicles or vehicle segments  Shifts in consumer “take rates” for products we sell Total Sales  Same risks as for Total Sales above  Consumer adoption of electrified vehicle offerings and ADAS features  Our ability to grow sales with new OEM entrants  Our ability to consistently develop and commercialize innovative products or processes  Intellectual property risks  Risks related to alignment of our product mix with the “Car of the Future”  Evolving counterparty risk profile  Acquisition integration risk 2023, 2025 & 2027 Sales relating to:  Powertrain Electrification;  Battery Enclosures;  ADAS; and  Our proposed acquisition of Veoneer Active Safety  Same risks as for Total Sales above  Successful execution of critical program launches, including complete vehicle manufacturing of the Fisker Ocean SUV  Operational underperformance  Production inefficiencies in our operations due to volatile vehicle production allocation decisions by OEMs  Higher costs incurred to mitigate the risk of supply disruptions  Inflationary pressures  Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs  Price concessions  Commodity cost volatility  Scrap steel price volatility  Higher labour costs  Tax risks Adjusted EBIT Margin Net Income Attributable to Magna Target Leverage Ratio  Same risks as Adjusted EBIT Margin/Net Income Attributable to Magna/Target Leverage Ratio above  Risks related to conducting business through joint ventures Equity Income  Same risks as for Total Sales and Adjusted EBIT Margin/Net Income Attributable to Magna/Target Leverage Ratio above Free Cash Flow

Forward Looking Statements (cont.) Q1 - 2023 RESULTS 4 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : Climate Change Risks • transition risks and physical risks; • strategic and other risks related to the transition to electromobility; Acquisition Risks • competition for strategic acquisition targets; • inherent merger and acquisition risks; • acquisition integration risk; Other Business Risks • risks related to conducting business through joint ventures; • intellectual property risks; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • an increase in pension funding obligations; • tax risks; • reduced financial flexibility as a result of an economic shock; • inability to achieve future investment returns that equal or exceed past returns; • changes in credit ratings assigned to us; • the unpredictability of, and fluctuation in, the trading price of our Common Shares; • a reduction of suspension of our dividend; Legal, Regulatory and Other Risks • antitrust risk; • legal claims and/or regulatory actions against us; • changes in laws and regulations, including those related to vehicle emissions, taxation, or made as a result of the COVID - 19 pandemic. • potential restrictions on free trade; • trade disputes/tariffs; and • environmental compliance costs. Supply Chain Risks • semiconductor chip supply disruptions and price increases, and the impact on customer production volumes and on the efficiency of our operations; • supply disruptions and applicable costs related to supply disruption mitigation initiatives; • regional energy shortages/disruptions and pricing; • a deterioration of the financial condition of our supply base; Manufacturing/Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • skilled labour attraction/retention; • leadership expertise and succession; IT Security/Cybersecurity Risk • IT/Cybersecurity breach; • product Cybersecurity breach; Pricing Risks • pricing risks between time of quote and start of production; • price concessions; • commodity price volatility; • declines in scrap steel/aluminum prices; Warranty / Recall Risks • costs related to repair or replacement of defective products, including due to a recall; • warranty or recall costs that exceed warranty provision or insurance coverage limits; • product liability claims; Macroeconomic, Geopolitical and Other Risks • impact of the Russian invasion of Ukraine; • inflationary pressures; • interest rate levels; • risks related to COVID - 19; Risks Related to the Automotive Industry • economic cyclicality; • regional production volume declines; • deteriorating vehicle affordability; • potential consumer hesitancy with respect to Electric Vehicles (“EVs”); • intense competition; Strategic Risks • alignment of our product mix with the “Car of the Future”; • our ability to consistently develop and commercialize innovative products or processes; • our investments in mobility and technology companies; • our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; Customer - Related Risks • concentration of sales with six customers; • inability to significantly grow our business with Asian customers; • emergence of potentially disruptive EV OEMs, including risks related to limited revenues/operating history of new OEM entrants; • Evolving counterparty risk profile; • dependence on outsourcing; • OEM consolidation and cooperation; • shifts in market shares among vehicles or vehicle segments; • shifts in consumer "take rates" for products we sell; • quarterly sales fluctuations; • potential loss of any material purchase orders; • potential OEM production - related disruptions; In evaluating forward - looking statements or forward - looking information, we caution readers and listeners not to place undue rel iance on any forward - looking statement. Additionally, readers and listeners should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, includi ng the risks, assumptions, and uncertainties above which are: • discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and • set out in our revised Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F/40 - F/ A filed with the United States Securities and Exchange commission, and subsequent filings. Readers and listeners should also consider discussion of our risk mitigation activities with respect to certain risk factors, wh ich can also be found in our Annual Information Form.

Q1 - 2023 RESULTS 5 Reminders All amounts are in U.S. Dollars Today's discussion excludes the impact of other expense (income), net ("Unusual Items") "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures"

Swamy Kotagiri Chief Executive Officer Q1 - 2023 RESULTS 6

Key Takeaways Q1 - 2023 RESULTS 7 Organic sales outperformed weighted industry production by 8% Strong Q1 operating performance Increasing lower end of Adjusted EBIT margin outlook by 60 bps from 4.1% to 4.7% ~$8 billion in sales growth in next three years, including from new program launches, driving cap ex – 2023 cap ex outlook unchanged, expect cap ex/sales to normalize by 2025 Issued $1.6B of debt, in part to finance acquisition of Veoneer Active Safety – Plan to be back in target leverage range by end of 2024

Operating Environment Q1 - 2023 RESULTS 8 • Interlocking challenges impacting entire industry – Higher inflation – Rising interest rates – Slowing economic growth • Remained focused on: – Driving operational improvements – Working with customers to recover inflationary costs – Executing our strategy

Operational Excellence Focus 9 Margin Expansion Potential Consolidation and restructuring of management, SG&A and engineering functions Short and Mid - Term Acceleration of manufacturing plant restructuring and consolidation Repricing on underperforming programs Long - Term Accretive automation and productivity improvements, prioritize most impactful plants Reduce direct cost through component price reductions, freight optimization, tier 2 inflation management Accelerate smart manufacturing activities to drive performance

Executing in Megatrend Product Areas Q1 - 2023 RESULTS 10 Profitability Inflection Point in 2025 1 Powertrain electrification includes consolidated 48 - volt and high - voltage sales (Excluding pending acquisition of Veoneer Active Safety) Sales Q1 Key Program Announcements ClearView  Vision System on Ram 2500 and 3500 Heavy Duty models (SOP 2023) Battery Enclosures for GM EV Trucks (SOP 2023) eDrive Systems for Europe - based Global Premium OEM (SOP 2026) Related Engineering Spend of ~$900M for 2023 to 2025 0% 20% 40% 60% 80% 100% 120% 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 2022 2023F 2025F 2027F Powertrain Electrification Battery Enclosures ADAS Eng.% of Sales 4.0 - 4.5 1.7 - 2.0 6.5 - 7.0 <1.0 1 ($Billions) (% of sales)

Investing Capital To Support Sales Growth Q1 - 2023 RESULTS 11 Record business awards in 2022 – 30% above 5 - year average Sales / Capital Outlook Q1 Key Program Announcements Seat Complete Assemblies for General Motors EV Pick - up Trucks (SOP 2025) Engineering and Contract Manufacturing for INEOS Automotive's Off - Road EV (SOP 2026) SmartAccess  Power Door System for Market debut on Ferrari Purosangue (SOP 2023) Normalized CapEx /Sales profile by 2025 1 At sales mid - point (Excluding pending acquisition of Veoneer Active Safety) 0.0 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.0 10.0 20.0 30.0 40.0 50.0 60.0 2022 2023E 2025E 44.7 – 47.2 40.2 – 41.8 Sales ($Billions) 37.8 CapEx ($Billions) 0.0 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 2022 2023E 2025E ~2.0 ~2.4 1.7 CapEx % Sales 4.4% ~5.9% 1 ~4.4% 1

Q1 - 2023 RESULTS 12 • 100+ Customer Awards annually • Launch and Quality Performance • Seven GM 2022 Supplier of the Year Awards, one Overdrive Award Customer Recognition

Pat McCann Executive Vice President & Chief Financial Officer Q1 - 2023 RESULTS 13

Q1 2023 Performance Highlights Q1 - 2023 RESULTS 14 Consolidated Sales $10.7B Weighted GoM 1 of 8% (5% excl. Complete Vehicles) +11% Adjusted Diluted EPS $1.11 - 13% Free Cash Flow 2 - $279M 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production 2 Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minu s c apital spending minus investment in other assets Other highlights Paid out $132M in dividends GoM 1 in all operating segments Raised 2023 Outlook Adjusted EBIT 4.1% - 120 bps +40 bps vs Q4, 2022 $437M - 14%

Q1 2023 Financial Results Q1 - 2023 RESULTS 15 Weighted GoM 1 8% (5% excl. Complete Vehicles) Consolidated Sales ($Millions) +11% 2 Q1 2023 PRODUCTION +3% Global +8% North America +7% Europe - 5% China +7% Magna Weighted 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production 2 Includes customer price increases to recover certain higher production input costs, lower sales in Russia due to the substant ial idling of operations, and net customer price concessions

Q1 2023 Financial Results Q1 - 2023 RESULTS 16 • Non - recurring – Lower net favourable commercial items – Warranty accrual • Operational – Inefficiencies at BES facility in Europe – Higher program - related engineering – Higher launch costs – Productivity and efficiency improvements (+) • Higher net input costs (inflation) – Lower scrap steel/aluminum sales – Higher labour and energy • Higher equity income – Largely earnings on higher unconsolidated sales • Volumes & Other – Earnings on higher sales $437 $507 Adjusted EBIT & Margin ($Millions)

Q1 2023 Financial Results Q1 - 2023 RESULTS 17 CHANGE Q1 2023 Q1 2022 ($Millions, unless otherwise noted) (70) 437 507 Adjusted EBIT 6 20 26 Interest Expense (64) 417 481 Adjusted Pre - Tax Income (7) (90) (83) Adjusted Income Taxes 7 (8) (15) (Income) Attributable to Non - Controlling Interests (64) 319 383 Adjusted Net Income Attributable to Magna (11.5) 286.6 298.1 Diluted Share Count (millions of units) (0.17) 1.11 1.28 Adjusted EPS ($) 17.3% 21.6%

Q1 2023 Cash Flow and Investment Activities Q1 - 2023 RESULTS 18 Free Cash Flow 1 ($Millions) KEY SOURCES (USES) OF CASH 1,636 (328) Net (Repayment) Issuances of Debt (132) (133) Dividends Q1 2023 Q1 2022 ($Millions, unless otherwise noted) 568 749 Cash from Operations Before Changes in Operating Assets & Liabilities (341) (569) Changes in Operating Assets & Liabilities 227 180 Cash from Operations (424) (238) Fixed Asset Additions (101) (64) Increase in Investments, Other Assets and Intangible Assets 19 23 Proceeds from Dispositions (506) (279) Investment Activities (279) (99) FREE CASH FLOW 1 - 99 - 279 0.0 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 -300 -250 -200 -150 -100 -50 0 Q1'22 Q1'23 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets

Continued Financial Strength Q1 - 2023 RESULTS 19 Anticipate Return to Target Leverage Ratio by End of 2024 LEVERAGE RATIO (LTM, 31MAR23) ($M illions) $ 6,923 Adjusted Debt $ 3,163 Adjusted EBITDA 2.19 Adjusted Debt / Adjusted EBITDA TOTAL LIQUIDITY (31MAR23) ($M illions) $ 2,429 Cash $ 3,500 Available Term & Operating Lines of Credit 1 $ 5,929 Total Liquidity Investment - grade ratings from Moody’s, S&P, DBRS 8 - yr 3 - yr 2 10 - yr 9 - yr Tenor $350m $300m $500m €550m Amount 4.95% 5.98% 5.50% 4.375% Interest Rate June 2031 March 2026 March 2033 March 2032 Maturity Recent Debt Transactions (March 2023) To Be Used to Fund: - Acquisition of Veoneer Active Safety - Capital spending, including in megatrend areas - Refinancing of euro debt maturing in 2023 1 Excludes delayed - draw term loan available to partially fund acquisition of Veoneer Active Safety 2 Bond issuances include an option to repay any time after 1 year 3 Excluding excess cash held to pay down Euro notes coming due 2.00 Adjusted Debt / Adjusted EBITDA (excl. excess cash) 3

Updated 2023 Outlook – Key Assumptions Q1 - 2023 RESULTS 20 MAY 2023 FEBRUARY 2023 2022 Light Vehicle Production (millions of units) 15.0 14.9 14.3 • North America 16.3 16.2 15.8 • Europe 26.2 26.2 26.4 • China Foreign Exchange Rates 0.748 0.750 0.769 • 1 CDN dollar equals USD 1.086 1.070 1.053 • 1 EURO equals USD 0.145 0.145 0.149 • 1 RMB equals USD Changed from previous Outlook

Updated 2023 Outlook Q1 - 2023 RESULTS 21 Raised Outlook MAY 2023 FEBRUARY 2023 2022 ($Billions, unless otherwise noted) 40.2 – 41.8 39.6 – 41.2 37.8 Total Sales 4.7% - 5.1% 4.1% – 5.1% 4.4% Adjusted EBIT Margin % 1 95M – 125M 95M – 125M 89M Equity Income ~150M ~150M 81M Interest Expense ~21% ~21% 21.3% Income Tax Rate 2 1.3 – 1.5 1.1 – 1.4 1.2 Net Income Attributable to Magna 3 ~2.4 ~2.4 1.7 Capital Spending 0.1 – 0.3 0.1 – 0.3 0.083 Free Cash Flow 4 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Net Income Attributable to Magna represents Net Income excluding Other expense (income), net 4 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets Changed from previous Outlook

In Summary Q1 - 2023 RESULTS 22 Strong Q1 operating performance Taking additional actions to reduce expenses and optimize cost structure Raising low end of Adjusted EBIT margin outlook for 2023 Growth over market across all segments

Appendix – Q1 2023 Results Q1 - 2023 RESULTS 23

Q1 2023 Reconciliation of Reported Results Q1 - 2023 RESULTS 24 Excl. Other Expense, Net Other Expense, Net Reported Excluding Other Expense (Income), Net $Millions, except for share figures $ 417 $ 142 $ 275 Income Before Income Taxes 3.9% 2.6% % of Sales $ 90 $ 32 $ 58 Income Tax Expense 21.6% 21.1% % of Pretax $ (8) $ - $ (8) Income Attributable to Non - Controlling Interests $ 319 $ 110 $ 209 Net Income Attributable to Magna $ 1.11 $ 0.38 $ 0.73 Earnings Per Share

Q1 2022 Reconciliation of Reported Results Q1 - 2023 RESULTS 25 Excl. Other Income, Net Other Expense, Net Reported Excluding Other Expense (Income), Net $Millions, except for share figures $ 481 $ 61 $ 420 Income Before Income Taxes 5.0% 4.4% % of Sales $ 83 $ 42 $ 41 Income Tax Expense 17.3% 9.8% % of Pretax $ (15) $ - $ (15) Income Attributable to Non - Controlling Interests $ 383 $ 19 $ 364 Net Income Attributable to Magna $ 1.28 $ 0.06 $ 1.22 Earnings Per Share

Sales Performance vs Market Q1 - 2023 RESULTS 26 Performance vs Weighted Global Production (Weighted GoM) Organic 1 Reported 5% 12% 9% Body Exteriors & Structures 7% 14% 9% Power & Vision 4% 11% 8% Seating Systems 26% 33% 28% Complete Vehicles 8% 15% 11% TOTAL SALES 3% Unweighted Production Growth 7% Weighted Production Growth 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q1 2023 vs Q1 2022

Segment Impact on Adjusted EBIT % of Sales Q1 - 2023 RESULTS 27 Adjusted EBIT as a Percentage of Sales Adjusted EBIT Sales ($Millions) 5.3% $ 507 $ 9,642 1 st Quarter of 2022 Increase (Decrease) Related to: 0.2% $ 41 $ 362 Body Exteriors & Structures (0.8%) $ (70) $ 277 Power & Vision (0.2%) $ (13) $ 110 Seating Systems (0.2%) $ 2 $ 351 Complete Vehicles (0.2%) $ (30) $ (69) Corporate and Other 4.1% $ 437 $ 10,673 1 st Quarter of 2023 Q1 2023 vs Q1 2022

Geographic Sales

MAGNA

Q1 2023 vs Q1 2022

North America


$4.9B
$5.2B

PRODUCTION 8%

Europe


$3.7B
$4.4B

PRODUCTION 7%

Asia


$1,040M
$1,100M

ASIA PRODUCTION (1%)
China Production (5%)

Rest of World


$100M
$125M

S.A. PRODUCTION 8%

■ Q1 2022 ■ Q1 2023

Q1-2023 RESULTS 28

2023 Segment Adjusted EBIT Margin Q1 - 2023 RESULTS 29 Body Exteriors & Structures  2022  February 2023 Outlook  May 2023 Outlook 5.3% 5.5 - 6.5% 6.4 - 6.9% 1.9% 2.5 - 3.5% 2.9 - 3.4% 4.0% 4.5 - 5.5% 4.8 - 5.3% 4.5% 1.0 - 2.0% 1.4 - 1.9% Seating Power & Vision Complete Vehicles

Capital Allocation Principles Q1 - 2023 RESULTS 30 Disciplined, Profitable Approach to Growth Remains a Foundational Principle Q1 2023 • Preserve liquidity and high investment grade credit ratings Maintain Strong Balance Sheet 2.19x LTM 31MAR23 - Adj. debt / Adj. EBITDA ratio between 1.0 - 1.5x • Maintain flexibility to invest for growth $ 424M $ 101M Fixed asset additions Other investments • Organic and inorganic opportunities Invest for Growth • Innovation $ 132M • Continued dividend growth over time Return Capital to Shareholders • Repurchase shares with excess liquidity

Financial Outlook 1 Q1 - 2023 RESULTS 31 2025 ($Billions, unless otherwise noted) Sales: 20.0 – 21.0 • Body Exteriors & Structures 14.8 – 15.4 • Power & Vision 6.2 – 6.6 • Seating Systems 4.0 – 4.5 • Complete Vehicles 44.7 – 47.2 Total Sales 6.7% – 7.8% Adjusted EBIT Margin % 2 180M – 225M Equity Income Interest Expense Income Tax Rate 3 Net Income Attributable to Magna 4 Capital Spending 1 Forward - looking financial information for 2025 is based on outlook information and assumptions provided in our press release da ted February 10, 2023, and has not been updated  2 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 3 The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 4 Net Income Attributable to Magna represents Net Income excluding Other expense (income), net

Q1 - 2023 RESULTS 32